AllTheBelts LLC
Balance Sheet
(Unaudited)

		December 31, 2019
ASSETS		
Cash	$	1,028
Total current assets		1,028
Total assets	$	1,028
LIABILITIES AND Members' EQUITY		
Total current liabilities	$	-
Total liabilities		-
Commitments and contingencies		-
Members' capital		10,171
Accumulated deficit		(9,143)
Total Members' Equity		1,028
Total liabilities and Members' equity	$	1,028